U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36885

Tantech Holdings Ltd

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Registrant’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Registrant’s control). The Registrant undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Events.

On September 29, 2017, Tantech Holdings Ltd (the “Registrant”) issued a press release announcing the closing of a previously announced securities purchase agreement with certain institutional investors for the sale of 1,891,307 common shares in a registered offering at the price of $3.45 per common share. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

After payment of expenses, the Registrant received approximately $6.5 million in net proceeds from the sale of the common shares. In addition, warrants to purchase 945,655 common shares in the aggregate were issued to the investors. If fully exercised, the Registrant would receive aggregate gross proceeds from the warrants of approximately $3.5 million. The Registrant intends to use the net proceeds from this offering for working capital and other general corporate purposes.

Exhibits.

99.1	Press Release dated September 29, 2017.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Tantech Holdings Ltd

September 29, 2017	By:	/s/ Zhengyu Wang
Zhengyu Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

EXHIBIT INDEX

99.1	Press Release dated September 29, 2017.